News Release

July 30, 2004	SVU:TSX-V

Yichang Spur Chemicals Update

Vancouver, Canada – Spur Ventures Ltd. is pleased to provide an update on its activities in China on the Yichang Spur Chemicals Ltd. (“YSC”) joint venture. The Company is currently developing a phosphoric acid production facility to feed the existing YSC 100,000 tpa S-NPK fertilizer production plant. Construction on the phosphoric acid plant is underway with equipment being delivered to the site.

Prior to the acquisition of its interest in YSC, the Company had disclosed a development plan for the Yichang Maple Leaf Chemicals Ltd. (“YMC”) joint venture. For the sake of clarity, Spur confirms that this plan is no longer relevant as fertilizer production will be achieved at a much lower cost by expanding YSC’s existing facility. The original development plan for YMC included the construction of a greenfields integrated chemical facility and associated infrastructure, plus the development of the Dianziping and Shukongping phosphate deposits to provide a captive source of phosphate for fertiliser production.

Spur released a report entitled “Summary Report on Yichang Integrated Phosphate Mining and Fertilizer Project, Hubei Province, China” which was prepared by Jacobs Engineering Ltd. and filed on SEDAR on May 12, 2003 (the “Jacobs Report”). This report described the original YMC joint venture and was based on the following assumptions:

  Over 20,000m of drilling in the deposit
  Phosphate resources based on a minimum seam with of 1.5m and 8% P205
  Dilution includes outcrop buffer zone of 100m and fault zones of 10m
  Average density of 2.87 t/m3
  Standard modified polygon resource estimation calculation
  Room and Pillar mining technique with 72% extraction
  All operating and capital costs expressed in US$ with an assumed exchange rate of RMZ8.28: US$1
  Capital cost of US$ 25.65 million
  Mining cost of US$9.51 million per annum
  Annual mining rate of 2 million tonnes
  288 operating days per year
  20 year resource life

In response to comments received from a continuous disclosure review by the British Columbia Securities Commission, Spur is withdrawing the Jacobs Report and associated economic analysis. The mining development necessary to support the YSC expansion has not yet been determined, as it is dependant on the schedule for the expansion of the existing YSC fertilizer plant. The Company will prepare and file a compliant technical report when required with respect to mining operations by YMC.

James Spalding is the qualified person for this news release under NI 43-101.

For further information, please contact Mr. Jeffrey Giesbrecht, 604-697-6201 or visit the website at www.spur-ventures.com.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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